                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 1)

                           UNIFAB International, Inc.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   90467L 20 9
                                 (CUSIP Number)

                              Charles E. Broussard
                           23604 S. Louisiana Hwy. 82
                             Kaplan, Louisiana 70548
                                  (337)642-5287
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
    ------------------------------------------------------------------------
                              Virginia Boulet, Esq.
                               Adams and Reese LLP
                              4500 One Shell Square
                          New Orleans, Louisiana 70139
                                 (504) 581-3234


    ------------------------------------------------------------------------

                                 August 1, 2003
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)



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CUSIP No. 90467L 20 9                 13D

--------------------------------------------------------------------------------
1.       Names of Reporting Person.
         I.R.S. Identification Nos. of above person (entities only).

         Charles E. Broussard
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group               (a)  [x]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds
         PF
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States
--------------------------------------------------------------------------------
Number of                           7.       Sole Voting Power
Shares                                       1,350
Beneficially                        --------------------------------------------
Owned by                            8.       Shared Voting Power
Each                                         40,644
Reporting                           --------------------------------------------
Person                              9.       Sole Dispositive Power
With                                         1,350
                                    --------------------------------------------
                                    10.      Shared Dispositive Power
                                             40,644

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         41,994*

         *includes 15,190 shares owned by Flying J Ranch, Inc., a company controlled by Mr. Broussard; 25,454 shares owned by C.E. Broussard Family, LLC, a company controlled by Mr. Broussard and 50 shares owned by Mr. Broussard's spouse. Also includes Mr. Broussard's options to acquire 1,250 shares.

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [_]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Less than one percent.
--------------------------------------------------------------------------------
14.      Type of Reporting Person
         IN
--------------------------------------------------------------------------------

CUSIP No. 90467L 20 9                  13D
--------------------------------------------------------------------------------
1.       Names of Reporting Person.
         I.R.S. Identification Nos. of above person (entities only): 72-1432572

         C.E. Broussard Family, LLC.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group               (a)  [x]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds
         PF
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States
--------------------------------------------------------------------------------
Number of                           7.       Sole Voting Power
Shares                                       0
Beneficially                        --------------------------------------------
Owned by                            8.       Shared Voting Power
Each                                         25,454
Reporting                           --------------------------------------------
Person                              9.       Sole Dispositive Power
With                                         0
                                    --------------------------------------------
                                    10.      Shared Dispositive Power
                                             25,454

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         25,454

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [_]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Less than one percent.
--------------------------------------------------------------------------------
14.      Type of Reporting Person
         CO
--------------------------------------------------------------------------------

CUSIP No. 90467L 20 9                 13D
--------------------------------------------------------------------------------
1.       Names of Reporting Person.
         I.R.S. Identification Nos. of above person (entities only): 72-0654972

         Flying J. Ranch, Inc.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group               (a)  [x]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds
         PF
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States
--------------------------------------------------------------------------------
Number of                           7.       Sole Voting Power
Shares                                       0
Beneficially                        --------------------------------------------
Owned by                            8.       Shared Voting Power
Each                                         15,190
Reporting                           --------------------------------------------
Person                              9.       Sole Dispositive Power
With                                         0
                                    --------------------------------------------
                                    10.      Shared Dispositive Power
                                             15,190

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         15,190
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [_]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Less than one percent.
--------------------------------------------------------------------------------
14.      Type of Reporting Person
         CO
--------------------------------------------------------------------------------



                                       1
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ITEM 1.           SECURITY AND ISSUER.

There are no material changes to the information previously reported in Item 1 of the Schedule 13D.

ITEM 2.           IDENTITY AND BACKGROUND

There are no material changes to the information previously reported in Item 2 of the Schedule 13D other than to report that on August 12, 2002, Mr. Broussard resigned from the board of directors.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

There are no material changes to the information previously reported in Item 3 of the Schedule 13D.

ITEM 4.           PURPOSE OF TRANSACTION

There are no material changes to the information previously reported in Item 4 of the Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a) As of August 1, 2003, the Company had approximately 8,201,899 outstanding shares of Common Stock. Mr. Broussard beneficially owned 41,994 shares of Common Stock, which amount represents less than one percent of the issued and outstanding shares of Common Stock.

(b) As of August 1, 2003, Mr. Broussard had the sole power to vote or direct the vote of and sole power to dispose or direct the disposition of 1,350 shares of Common Stock. Additionally, Mr. Broussard shared the power to vote or to direct the vote of and shared power to dispose or direct the disposition of 40,644 shares of Common Stock.

(c)               Not applicable.

(d)               Not applicable.

(e) This amendment is filed to report that on August 1, 2003, the Company issued 7,380,000 additional shares of Common Stock to a single purchaser unaffiliated with the filing person. As a result of this issuance, the filing persons ceased to beneficially own five percent or more of the outstanding shares of the Company's Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the 13D is amended to read in its entirety as follows:

                  None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

There are no material changes to the information previously reported in Item 7 of the 13D.



                                       2
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                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                         Date: March 1, 2005


                                         /s/ Charles E. Broussard
                                         ---------------------------------------
                                         Charles E. Broussard


                                         FLYING J RANCH, INC.

                                         By: /s/ Charles E. Broussard
                                            ------------------------------------
                                         Charles E. Broussard, President


                                         CHARLES E. BROUSSARD, LLC

                                         By: /s/ Charles E. Broussard
                                            ------------------------------------
                                         Charles E. Broussard, Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



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